FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                            For the month of June


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                                  BG Group plc

                      Notification of Interests in Shares

Charles Bland - Person discharging managerial responsibility

The Company has received notification from Charles Bland, Executive Vice President Policy & Corporate Affairs, that on 20 June 2007 he exercised options under the BG Group Company Share Option Scheme over a total of 218,730 ordinary shares of 10p each comprising 114,756 shares at a price of GBP2.5175 per share and 103,974 shares at a price of GBP2.705 per share.

Subsequently 218,730 shares, arising from this exercise, were sold at a price of GBP8.080564 per share.

As a result, Mr Bland's beneficial interests in the ordinary share capital of BG Group plc are 174,533 shares, representing 0.005% of the shares in issue.

20 June 2007

Website www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 20 June 2007                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Company Secretary